

Entity Profile Information

Viewed on May 07, 2024

NFA ID 0187177 CITIBANK N A

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0230824	
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/07/2013

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0230824	
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/07/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012
COMMODITY POOL OPERATOR WITHDRAWN	11/30/1988
NFA MEMBER WITHDRAWN	11/30/1988
COMMODITY POOL OPERATOR REGISTERED	09/12/1986
NFA MEMBER APPROVED	09/12/1986
NFA MEMBER PENDING	08/15/1986
COMMODITY POOL OPERATOR PENDING	01/08/1986

Outstanding Requirements

Annual Due Date: 6/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 6/1/2024
ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2025

ANNUAL QUESTIONNAIRE REQUIRED

ANNUAL REGISTRATION RECORDS MAINTENANCE FEE REQUIRED FOR SD

ANNUAL REGISTRATION UPDATE REQUIRED

Disciplined Employee Summary



Business Information

Name	CITIBANK N A
Form of Organization	US FEDERALLY CHARTERED BANK
Federal EIN	135266470

Business Address

Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES

Phone Number	212-816-6000
Fax Number	716-803-8983
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided



Other Names

CITIBANK, N A -NAME CHANGE

DBA   NOT IN USE

COMMINGLED ASSETSHIFT

DBA   NOT IN USE

COMMINGLED BONDSHIFT

DBA   NOT IN USE

COMMINGLED ENHANCED CASH

DBA   NOT IN USE

COMMINGLED ENHANCED INDEX 500

DBA   NOT IN USE

COMMINGLED EQUITY SWEEP

DBA   NOT IN USE

COMMINGLED FIXED INCOME SWEEP

DBA   NOT IN USE

COMMINGLED STOCKSHIFT

DBA   NOT IN USE

COMMNINGLED INDEX 500

DBA   NOT IN USE

FIDUCIARY FUTURES MANAGEMENT DEPT OF

DBA   NOT IN USE

SHORT TERM INVESTMENT FUND

DBA   NOT IN USE



Location of Business Records

Viewed on May 07, 2024

NFA ID 0187177 CITIBANK N A

Street Address 1	388 GREENWICH STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES



Principal Information

Individual Information

NFA ID	0454870
Name	CALLAN, ROSS JAMES
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-04-2019

NFA ID	0535623
Name	DAILEY, GRACE ELAINE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-07-2021

NFA ID	0469342
Name	DESOER, BARBARA JEAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-05-2013

NFA ID	0380240
Name	FERNANDEZ DE YBARRA, FRANCISCO
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-25-2013

NFA ID	0535627
Name	FRASER, JANE NIND
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-11-2021

NFA ID	0548064
Name	FROIO, ANTHONY
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	05-16-2022

NFA ID	0538012
Name	GARG, SUNIL
TItle(s)	DIRECTORCHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-17-2021

NFA ID	0301812
Name	HENNES, DUNCAN P
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-28-2014

NFA ID	0508916
Name	IRELAND, SUSAN LESLIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-09-2017

NFA ID	0550092
Name	KHANDELWAL, VISHAL SURESH
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-06-2022

NFA ID	0551814
Name	KOZIARA SWIATKOWSKI, EUGENIA
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED

Effective Date   10-31-2022

NFA ID   0518829
Name   KURSMAN, SCOTT CHARLES
TItle(s)   CHIEF COMPLIANCE OFFICER
10% or More Interest   No
Status   APPROVED
Effective Date   07-18-2019

NFA ID   0522954
Name   MORTON, ANDREW JOHN
TItle(s)   HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest   No
Status   APPROVED
Effective Date   06-27-2019

NFA ID   0496707
Name   PINNIGER, ROBERT KEITH
TItle(s)   HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest   No
Status   APPROVED
Effective Date   06-02-2016

NFA ID   0551966
Name   SHARMA, VANDANA
TItle(s)   HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest   No
Status   APPROVED
Effective Date   10-19-2022

NFA ID   0461775
Name   TAYLOR, DIANA
TItle(s)   DIRECTOR
10% or More Interest   No
Status   APPROVED
Effective Date   12-21-2020

NFA ID   0488977
Name   TROMBETTA, SANTO
TItle(s)   HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest   No

Status	APPROVED
Effective Date	04-22-2020

NFA ID	0465452
Name	TURLEY, JAMES STANTON
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-23-2013

Holding Company Information

NFA ID	0455446
Full Name	CITICORP LLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-26-2012

NFA ID	0388448
Full Name	CITIGROUP INC
10% or More Interest	Yes
Status	APPROVED
Effective Date	02-27-2014



Branch Office

Viewed on June 05, 2023

NFA ID 0187177 CITIBANK N A

Not provided



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
No Information Available	



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

DMP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID 0187177 CITIBANK N A

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Archived Criminal Disclosure Matter Summary (2 DMPs)

Show 100 entries

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
C	18454	05/24/2023	DUBAI MISDEMEANOURS COURT 5238/2022	FINAL	8/2022	05/17/2023 09/15/2022	
C	14167	01/13/2022	NATIONAL COURT OF CRIMINAL PROCEEDINGS IN ECONOMIC MATTERS 831/2014(7283)	FINAL	6/2014	09/09/2014	



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



Enforcement/Compliance Communication Contact Information

Viewed on May 07, 2024

NFA ID 0187177 CITIBANK N A

First Name	SCOTT
Last Name	KURSMAN
Title	MANAGING DIRECTOR
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	917-579-0364
Email	SCOTT.C.KURSMAN@CITI.COM



Membership Contact Information

Viewed on May 07, 2024

NFA ID 0187177 CITIBANK N A

Membership Contact

First Name	MATTHEW
Last Name	POLLACK
Title	SENIOR VICE PRESIDENT
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-7252
Email	MATTHEW.POLLACK@CITI.COM

Accounting Contact

First Name	BRIAN
Last Name	CONNORS
Title	VICE PRESIDENT
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-8052
Email	BRIAN.CONNORS@CITI.COM

Arbitration Contact

First Name	MARY
Last Name	REISERT
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	212-816-0092
Email	MARY.REISERT@CITI.COM

Compliance Contact

First Name	SCOTT
Last Name	KURSMAN
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	917-579-0364
Email	SCOTT.C.KURSMAN@CITI.COM

Chief Compliance Officer Contact

First Name	SCOTT
Last Name	KURSMAN
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	917-579-0364
Email	SCOTT.C.KURSMAN@CITI.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
THE SECURITIES AND EXCHANGE COMMISSION



Non-U.S. Regulator Information

Viewed on May 07, 2024

NFA ID 0187177 CITIBANK N A

List of Non-U.S. Regulator(s) During The Past 5 Years

Country   Regulator Name

No Information Available



Registration Contact Information

First Name	MATTHEW
Last Name	POLLACK
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-7252
Email	MATTHEW.POLLACK@CITI.COM